SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding






                              SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

 Prudential plc



2. Name of director

 PAJ Broadley, GM Wood



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

 See section 6



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

 Prudential Services Limited Share Incentive Plan Trust (the Trust)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

 Prudential Services Limited Share Incentive Plan Trust (the Trust)



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

A purchase was made on 8 June 2005 of 1,274 ordinary shares in the Company by Yorkshire Building Society (the Trustee of the Trust) at a price of GBP4.8799 per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) who have elected to join the Prudential Services Limited Share Incentive Plan (the Plan) and are therefore potential beneficiaries under the Trust for June 2005. The Plan has been approved by the Inland Revenue as a share incentive plan under the Income Tax (Earnings and Pensions) Act 2003.



Following the transaction the Trustee will hold 2,443 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.





The number of ordinary shares purchased on this date on behalf of the executive directors participating in the Plan were as follows:



PAJ Broadley - 31 ordinary shares

GM Wood - 31 ordinary shares



7. Number of shares / amount of stock acquired

Trust 1,274 ordinary shares

PAJB Broadley 31 ordinary shares

GM Wood 31 ordinary shares




8. Percentage of issued class

Trust Less than 0.00006%

PAJB Broadley Less than 0.000002%

GM Wood Less than 0.000002%



9. Number of shares/amount of stock disposed

 N/A



10. Percentage of issued class

 N/A



11. Class of security

 Ordinary shares of 5p each



12. Price per ordinary share

 GBP4.8799



13. Date of transaction

 8 June 2005



14. Date company informed

 8 June 2005



15. Total holding following this notification

Trust 2,443 shares

PAJ Broadley 557,886 shares

GM Wood  685,068 shares



16. Total percentage holding of issued class following this notification

Trust Less than 0.0002%

PAJ Broadley Less than 0.03%

GM Wood  Less than 0.03%



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A



18. Period during which or date on which exercisable

N/A



19. Total amount paid (if any) for grant of the option

N/A



20. Description of shares or debentures involved: class, number

N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A



22. Total number of shares or debentures over which options held following this notification

N/A



23. Any additional information




24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027



25. Name and signature of authorised company official responsible for making this notification

 Andrew Nash, Deputy Group Secretary, 020 7548 3805



Date of Notification

 9 June 2005

 Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 June, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Andrew Nash

                                              Andrew Nash
                                              Deputy Group Secretary